InBev

RECEIVED
2008 SEP -9 A 8:15

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

08004772

Leuven, 4 September 2008

Dear Madam,

SUPPL

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
SEP 10 2008
THOMSON REUTERS

Benoît Loore
Assistant Corporate Secretary

dlw 9/9

Enclosure: press releases

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, AND JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS COMMUNICATION.

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev to Hold Shareholder Meeting on 29 September 2008 to Vote on Combination with Anheuser-Busch and Related Matters

InBev's Board Recommends Shareholders Vote in Favor of All Resolutions

InBev (Euronext: INB) today announced that it has published the notice of the Extraordinary Shareholders' Meeting ("EGM") to be held at 11.00 am at the global headquarters of the Company, Brouwerijplein 1, 3000 Leuven, on 29 September 2008. Shareholders, attending the EGM in person or by proxy, will be provided with the opportunity to vote on the previously announced combination with Anheuser-Busch Companies, Inc., as well as other related resolutions.

The resolutions being put to the shareholders at the EGM include:

- Approval of the acquisition of all the shares of Anheuser-Busch for US$70 per share
- Change of name of InBev to Anheuser-Busch InBev (effective upon closing of the acquisition)
- Appointment of August A. Busch IV as a director (effective upon closing of the acquisition)
- Approval of a capital increase and issuance of new shares to cover the equity bridge facility of US$9.8 billion disclosed previously
- Approval of change of control provisions in the US$45 billion senior credit facility and the equity bridge facility of US$9.8 billion

The Board of Directors of InBev unanimously recommends shareholders to vote in favor of all resolutions. InBev's controlling shareholder, Stichting InBev, representing approximately 52% of shares outstanding, has agreed vis a vis Anheuser-Busch to vote its shares of InBev, and cause certain entities acting in concert with Stichting InBev to vote their shares (representing approximately 11%) in favor of the combination and all other resolutions put forth at the EGM.

The combination of InBev and Anheuser-Busch would create the global leader in the beer industry and one of the world's top five consumer products companies, forming a stronger, more competitive global company.

The name change to Anheuser-Busch InBev will evoke the rich heritage of Anheuser-Busch, and the appointment of August A. Busch IV to the InBev Board will bring critical experience and insight of the US market as well as the Anheuser-Busch business to the Company.

In addition, there are several resolutions related to the approval of the capital increase and the issuance of the new shares. This capital raising is intended to cover the existing US$9.8 billion equity bridge financing in place, announced in conjunction with the merger agreement on July 13, 2008. Under the relevant resolution, the maximum equity that can be raised is €10 billion, which is intended to ensure that the equity bridge facility is covered in full, taking into consideration any potential significant currency fluctuations between now and when the Board makes its decision on issuance price and the number of new shares issued. The Board's intent remains to increase capital by US$9.8 billion.

The approval of the acquisition of all shares in Anheuser-Busch requires the vote of 75% of the shares represented at the meeting in person or by proxy, regardless of the number of shares held by the shareholders attending the meeting in person or by proxy. The approval of the name change and of the capital increase require the vote of 75% of the shares represented at the meeting in person or by proxy and require that the shareholders attending the meeting in person or by proxy make up at least 50% of the outstanding shares. The appointment of August A. Busch IV as director and the approval of the change of control provisions in the senior credit facility and in the equity bridge facility require the vote of 50% of the shares represented at the meeting in person or by proxy, regardless of the number of shares held by the shareholders attending the meeting in person or by proxy.

Further details regarding the resolutions which will be put to shareholders at the EGM is available on www.InBev.com.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: + 32 16 27 62 43
E-mail: fabio.spina@inbev.com

Rebecca Shelley/Laura Cummings
Brunswick Group
+44 20 7404 5959

Forward Looking Statements:

Certain statements contained in this press release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Forward-looking statements are identified by words or phrases such as "anticipates", "estimates", "projects", "believes", "intends" and similar words and phrases. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev and Anheuser-Busch. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements.

Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue, synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe and may be lower than expected; operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; the failure of shareholders of InBev or Anheuser-Busch to approve the merger; local, regional, national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev and Anheuser-Busch's assessment of that impact; rapid technology developments and changes; containing costs and expenses; governmental and public policy changes; the outcome of pending and future litigation and governmental proceedings; continued availability of financing and financial resources in the amounts, at the time and on the terms required to support future businesses of the combined company.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or Anheuser-Busch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. InBev and Anheuser-Busch undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Anheuser-Busch by InBev. In connection with the proposed acquisition, InBev and Anheuser-Busch intend to file relevant materials with the SEC, including Anheuser-Busch's proxy statement on Schedule 14A.

INVESTORS OF ANHEUSER-BUSCH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANHEUSER-BUSCH'S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the documents free of charge through the website maintained by the SEC at www.sec.gov, and Anheuser-Busch stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Anheuser-Busch. Such documents are not currently available.

InBev and certain of its directors and executive officers and other persons, and Anheuser-Busch and its directors and certain executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Anheuser-Busch common stock in respect of the proposed transaction. Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Information about the directors and executive officers of Anheuser-Busch and their respective interests in Anheuser-Busch by security holdings or otherwise is set forth in its proxy statement relating to the 2008 annual meeting of stockholders, which was filed with the SEC on March 10, 2008. Investors may obtain additional information regarding the interest of the participants by reading the proxy statement regarding the acquisition when it becomes available.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States, Canada, Australia or Japan. Such securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration thereunder.

No communication or information related to the capital increase of InBev through preference rights or scrips for InBev shares ("Shares") may be disseminated to the public in jurisdictions other than Belgium where prior registration or approval is required for that purpose. No steps have been taken or will be taken relating to the offering of rights, scrips or Shares outside of Belgium in any jurisdiction in which such steps would be required.

The issue, exercise or sale of rights, scrips and the subscription or purchase of Shares, rights or scrips are subject to specific legal or regulatory restrictions in certain jurisdictions. InBev assumes no responsibility in the event there is a violation by any person of such restrictions.

This document does not constitute an offering circular or prospectus in connection with an offering of securities of InBev. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus to be published or offering circular to be distributed by InBev. This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities and cannot be relied on for any investment contract or decision.

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